

September 17, 2007

Via Facsimile (212) 318-6936 and US Mail

Martin L. Edelman
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
New York, NY 10022

Re: MGM MIRAGE
         Response letter dated September 14, 2007
         SEC File No. 5-40054

Dear Mr. Edelman:

We have reviewed the letter listed above and filed on EDGAR in response to our initial comment letter dated September 13, 2007. Our additional comments follow. All defined terms have the same meaning as in the Offer to Purchase filed as exhibit (a)(1)(A) to the initial Schedule TO-T filed on August 24, 2007. "You" and its derivates as used here refer to the named bidders on the Schedule TO-T, as amended.

Schedule TO-T, Item 10

1. As discussed with your colleagues in a conference call today, we are continuing to consider your analysis on whether bidder financial statement must be provided in this tender offer. We will continue our discussions with your colleagues later today. Please be advised that, as discussed, should we determine that financial information must be provided for Dubai World and Infinity World Investments, this information may need to be disseminated to shareholders. Depending on the period of time remaining in the offer when that information is disseminated, an extension of the offer period may also be required.

General

2. Refer to response no. 2 in your letter dated September 14, 2007. Your response does not address the materiality *from the perspective of MGM MIRAGE shareholders* of the non-public information you received from MGM MIRAGE but did not disclose in the offer materials. See *Basic v. Levinson, et al.,* 485 U.S. 224, 240 (1988)

("Materiality [for a claim under Section 10(b) and Rule 10b-5] depends upon the significance the reasonable investor would place upon the withheld or misrepresented information."). Your response states that the confidential information received from MGM MIRAGE, including the EBITDA projections related to the CityCenter project, was not "material to MGM MIRAGE and the tender offer" and was not relied upon by the bidders. However, it does not address materiality to a reasonable shareholder of MGM MIRAGE. Please revise to provide your conclusion and supporting analysis of materiality under that standard, or disclose the confidential information you received from MGM MIRAGE during the negotiations leading up the tender offer.

3. As requested, please include the information provided in response no. 3 in amended tender offer materials.

4. As requested, please provide the information about the financing arrangements for the tender offer required by Item 1007(d) of Regulation M-A in amended tender offer materials. Note that your amended disclosure must describe the stated and effective interest rates of the borrowings and any other material terms of your financing arrangements. See Item 1007(d)(1). To the extent that certain terms have not been finalized, you may provide alternative disclosure, such as a range of rates, that adequately describes the material terms of the borrowings; to the extent that updated information becomes available during the term of the offer, you should amend to disclose it. In addition, we direct your attention to Rules 14d-3(b)(1) and 14d-4(d)(1) of Regulation 14D, which require you to amend the Schedule TO-T and disseminate information whenever there is a "material change" in the information originally disclosed. You must determine whether, if certain terms of the financing arrangements are altered, a material change has occurred; in this regard, we are not sure that your statement that the alternative financing arrangements currently being discussed "would have an economic effect substantially similar to the originally contemplated margin facility" meets this standard. Please explain.

5. Refer again to comment 4 in our original comment letter dated September 13, 2007. Note that Item 1007(d) of Regulation M-A also requires you to describe any plans to repay or finance the loans incurred to fund the purchase of tendered shares. See Item 1007(d)(2). Finally, as requested in our initial comment letter, any loan agreements should be filed as exhibits to the Schedule TO-T.

6. As requested, please include the information provided in response no. 5 amended tender offer materials.

7. As requested, please provide the information provided in response no. 6 in amended tender offer materials.

Closing Comments

Please amend the Schedule TO-T in response to the comments above. If you have any questions please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions